UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-15002

ICICI Bank Limited

(Translation of registrant’s name into English)

ICICI Bank Towers,

Bandra-Kurla Complex

Mumbai, India 400 051

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Table of Contents

Items:

1. Other News

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

Please note that the Bank has received two penalty orders from the Income Tax authorities levying a cumulative penalty of ₹ 32,000/- for non-compliance with some notices seeking information of customers. The Bank will be filing an appeal against the said penalty orders.

The details as required under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with SEBI Circular dated July 13, 2023 is enclosed herewith as an Annexure.

Please take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Annexure

1.	Name of the authority	Income Tax Department
2.	Nature and details of the action(s) taken, initiated or order(s) passed	Orders under section 272A(2)(c) of the Income Tax Act, 1961
3.	Date of receipt of direction or order, including any ad-interim or interim orders, or any other communication from the authority	November 28, 2023
4.	Details of the violation(s)/contravention(s) committed or alleged to be committed	Non-compliance of notice issued under section 133(6) of the Income Tax Act, 1961
5.	Impact on financial, operation or other activities of the Bank, quantifiable in monetary terms to the extent possible	No impact

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date	: November 28, 2023	By:	/s/Prachiti D. Lalingkar
			Name :	Prachiti D. Lalingkar
			Title :	Company Secretary